Exhibit 99.3

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EDT on September 17, 2026) The undersigned Holder of American Depositary Receipts ("ADRs" ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SaverOne 2014 Ltd. (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business August 24, 2026, at the Company's Annual General Meeting to be held on September 29, 2026, 3:00 p.m. Israel time at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement. To view the Proxy Statement, please visit: https://www.sec.gov/Archives/edgar/data/1894693/000121390025063299/ea024845401ex99-1_saverone.htm SaverOne 2014 Ltd. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE SaverOne 2014 Ltd. Annual General Meeting of Shareholders For Shareholders of record as of August 24, 2026 Tuesday, September 29, 2026 3:00 PM, Israel Time Em Hamoshavot Rd. 94, Petah Tikva, Israel BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM EDT September 17, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

## SaverOne 2014 Ltd. Annual General Meeting of Shareholders

**Please make your marks like this:** ☒

| | PROPOSAL | YOUR VOTE | | |
|---|---|---|---|---|
| | | FOR | AGAINST | ABSTAIN |
| 1. | To discuss the auditor's report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2025 and to transact such other business as may properly come before the meeting. | | | |
| 2. | To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as our independent registered public accounting firm for the year ending December 31, 2026, and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm's compensation. | ☐ | ☐ | ☐ |
| 3. | To re-elect Ori Gilboa as a Class II Director to our Board of Directors (the "Board") for a three-year term. | ☐ | ☐ | ☐ |
| 4. | To re-elect Shlomo Shalev to our Board as an external director for a three-year term ending September 29, 2029. | ☐ | ☐ | ☐ |
| 5. | To approve the Company's compensation policy of the Office Holders (as defined in the Israeli Companies Law 5759-1999) of SaverOne 2014 Ltd. | ☐ | ☐ | ☐ |
| 6. | To approve certain employment and compensation terms for our CEO, Ori Gilboa. | ☐ | ☐ | ☐ |
| 7. | To approve certain employment and compensation terms for our Chairman, Jacob Tenenbaum. | ☐ | ☐ | ☐ |
| 8. | To approve an equity grant for certain of the Company's non-executive directors. | ☐ | ☐ | ☐ |
| 9. | To approve the Company's ability to conduct a reverse share split. | ☐ | ☐ | ☐ |

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

| | | | |
|---|---|---|---|
| Signature (and Title if applicable) | Date | Signature (if held jointly) | Date |